Mail Stop 4561

Via U.S. Mail and Facsimile to (703) 720-7399



March 23, 2006



M. Patricia Oliver, Esq.
Executive Vice President and General Counsel
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101


RE:     BB&T Corporation
            Registration Statement on Form S-4
      Filed on February 24, 2005
            File Number 333-132044

	Main Street Banks Inc.
	Annual Report on Form 10-K
	File Number 0-25128


Dear Ms. Oliver:

      We have reviewed your document and have the following comments.
We have restricted our review to matters relating to the merger consideration and fairness opinion and do not intend to review any other part of your document. With respect to the 10-K filed by Main
Street Banks, Inc., our review was limited to the one comment contained in this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please provide the staff with a copy of the Burke Capital board book with regard to the transaction.
2. Please advise the staff whether Main Street gave its financial projections to BB&T.
3. Please include a Risk Factors section setting forth the risks of the transaction, including, for example, that it will result in Main
Street holders receiving a security with 12% less tangible book value than the security they are surrendering and that the price being paid is lower than the market price at the time of the merger agreement.

The Merger

Background of and Reasons for the Merger, page 19
4. Please set forth the terms of BB&T`s offer and any other offer
Main Street received. Please explain why Main Street rejected any offer it rejected.

5. Article 13 of Main Street`s charter requires directors evaluating a merger to consider two specific factors: short- and long-term social and economic effects on various constituencies and specific comparisons of the consideration offered. Please expand your discussion of the board`s consideration of the board`s consideration of the short-term economic effect on shareholders in evaluating an offer below the then-current market price of the stock.

6. Please also discuss the second factor the board is required to consider, especially the first mandated comparison: "the consideration being offered by the other party in relation to the then-current value of the Corporation in a freely-negotiated transaction." This discussion should also note that the market price was higher than the offer accepted.

Main Street`s Reasons for the Merger, page 21

7. The board should specifically note each line item analysis underlying the fairness opinion that does not support its recommendation and explain why, in light of those analyses, it is recommending the transaction.

Information Regarding Burke Capital, page 32
8. Please indicate the amount in dollars expected to be paid to Burke
Capital.
9. Please disclose any other compensation paid to Burke Capital in the last two years, if any.


					*   *   *   *   *


Main Street Banks Inc.

Annual Report on Form 10-K

10. Please either file the agreement with Burke Capital as a material agreement, or advise why it should not be filed.


					*   *   *   *   *


Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

            If you have any questions regarding this letter, please feel free to contact William Friar at 202-551-3418, or me at 202-
551-
3698.


	Sincerely,



	Mark S. Webb
      	Legal Branch Chief







cc: 	Paul D. Freshour
	Arnold & Porter LLP
	Suite 900
	1600 Tysons Blvd
	McLean, Virginia 22102
	Fax number 703-720-7399

	Ralph F. MacDonald, III
	Alston & Bird LLP
	One Atlantic Center
	1201 West Peachtree Street
	Atlanta, Georgia 30309

	Elizabeth O. Derrick, Esq.
	Womble Carlyle Sandridge & Rice, PLLC
	Suite 3500
	1201 West Peachtree Street
	Atlanta, Georgia 30309
Ms. M. Patricia Oliver, Executive Vice President
BB&T Corporation
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